EXHIBIT 99.2

Principal Officers:

Harry Jung, P. Eng.

    President, C.E.O.

Dana B. Laustsen, P. Eng.

    Executive V.P., C.O.O.

Keith M. Braaten, P. Eng.

    Executive V.P.

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Jodi L. Anhorn, P. Eng.

Leonard L. Herchen, P. Eng.

Myron J. Hladyshevsky, P. Eng.

Bryan M. Joa, P. Eng.

Mark Jobin, P. Geol.

John E. Keith, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

TO:	Pengrowth Energy Corporation

2100, 222-3 Avenue SW

Calgary, Alberta T2P OB4

We hereby consent to the use and reference to our name and report evaluating Pengrowth Energy Corporation’s petroleum and natural gas reserves as of December 31, 2010 and the information derived from our reports, as described or incorporated by reference in this Annual Report on Form 40-F of Pengrowth Energy Corporation and all other references to our name included or incorporated by reference in: (i) Pengrowth Energy Corporation’s Annual Report on Form 40-F for the year ended December 31, 2010 and (ii) the Registration Statements on Form F-3 (File No. 333-171672) and Form F-10 (File No. 333-171682) filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

Yours truly, GLJ PETROLEUM CONSULTANTS LTD.

Doug R. Sutton, P. Eng. Executive Vice-President

Calgary, Alberta

March 8, 2011

4100, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2    —    (403) 266-9500    —    Fax (403) 262-1855    —    GLJPC.com